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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                 SCHEDULE 14D-9


                               (AMENDMENT NO. 1)


                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
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                              IMPACT SYSTEMS, INC.
                           (NAME OF SUBJECT COMPANY)

                              IMPACT SYSTEMS, INC.
                     (NAMES OF PERSON(S) FILING STATEMENT)

                           COMMON STOCK, NO PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

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                                  452913 10 6
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

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                               KENNETH P. OSTROW
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER

                              IMPACT SYSTEMS, INC.
                           14600 WINCHESTER BOULEVARD
                          LOS GATOS, CALIFORNIA 95030
                                 (408) 379-0910
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON
                   BEHALF OF THE PERSON(S) FILING STATEMENT)

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                                WITH COPIES TO:

                          ARTHUR F. SCHNEIDERMAN, ESQ.
                          BLAIR W. STEWART, JR., ESQ.
                                SELIM DAY, ESQ.
                        WILSON SONSINI GOODRICH & ROSATI
                            PROFESSIONAL CORPORATION
                               650 PAGE MILL ROAD
                          PALO ALTO, CALIFORNIA 94304
                                 (650) 493-9300

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     This Amendment No. 1 amends the Solicitation/Recommendation Statement on
Schedule 14D-9 (as amended, the "Schedule 14D-9") filed by Impact Systems, Inc. (the "Company") relating to the tender offer by Voith Sulzer Paper Technology North America Inc. ("Parent") and Voith Sulzer Acquisition Corp. (the "Purchaser"), a wholly owned subsidiary of Parent to purchase all of the outstanding shares of Common Stock of the Company upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 18, 1997 (as amended). Capitalized terms used and not otherwise defined herein have the meanings ascribed to them in the Schedule 14D-9.



ITEM 3. IDENTITY AND BACKGROUND



     Item 3 of the Schedule 14D-9 is hereby amended by adding the following information:



Strategic Alliance Agreement. On December 3, 1997, Elsag Bailey Process Automation N.V. ("Elsag Bailey") the holder of approximately 23% of the Company's outstanding shares of Common Stock, entered into a strategic alliance with an affiliate of Parent (the "Alliance") which generally provides for a working relationship that integrates Elsag Bailey's DCS into the product line offered by affiliates of Parent, and in particular paper machinery, and which is not contingent upon any potential business combination between Parent and the Company. In addition to other arrangements, under the Alliance, an affiliate of Parent and Elsag Bailey will pursue joint research and development of each parties' respective products and technologies, cross marketing of their respective products and the cross purchase of each other's products where appropriate.



ITEM 4. THE SOLICITATION OR RECOMMENDATION



     Item 4 of the Schedule 14D-9 is hereby amended by amending paragraph (4) under "Factors Considered by the Board" to read as follows:



     (4) the view of the Board of Directors, based in part upon the opinion of Management, regarding the unlikelihood of a superior offer arising, because the Company had held discussions with two other companies about potential business combination transactions and because of the limited number of potential purchasers in the Company's industry.



ITEM 9. MATERIAL TO BE FILED AS EXHIBITS



     Exhibit 11 -- Strategic Alliance Agreement, dated December 3, 1997, by and between Voith Sulzer Papiertechnik GmbH & Co. KG and Elsag Bailey Process Automation N.V.

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                                   SIGNATURE



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                          By:     /s/ KENNETH P. OSTROW


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                                              Name: Kenneth P. Ostrow
                                            Title: President and Chief Executive
                                              Officer